

September 18, 2014

<u>Via E-mail</u>
Anthony Graham Sadler
Chief Financial Officer
BGC Partners, Inc.
499 Park Avenue
New York, NY 10022

> **Re:** **BGC Partners, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-35591**

Dear Mr. Sadler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>

<u>Cash Position Analysis, page 119</u>

1.   We have reviewed your response to comment 1 and the references to the non-GAAP CDI, and we continue to believe that the measure cash position is a non-GAAP measure. In future filings, please provide the disclosures required by Item 10(e) of Regulation S-K related to this non-GAAP liquidity measure. Additionally, in future filings, please revise or exclude your table showing changes in cash position, as it appears to be a modified statement of cash flows, and may attach undue prominence to the non-GAAP information. Refer by analogy to question 102.10 of the CDI Non-GAAP Financial Measures. In your response, please show us the disclosure you intend to include in future filings.

Consolidated Statements of Operations, page 140

2.   We have reviewed your response to comment 2. Please explain to us why you believe the gains recognized on the sale of your eSpeed business, electronic benchmark U.S. Treasury platform and LME investment and losses on equity method investments meet the definition of revenue contemplated in ASC 605-10-20.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3429.

                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Senior Accountant